Mail Stop 3628

                                                                   August 30,
2021

      Kunal K. Singh
      President
      J.P. Morgan Chase Commercial Mortgage Securities Corp.
      383 Madison Avenue, 31st Floor
      New York, New York 10179

                 Re: J.P. Morgan Chase Commercial Mortgage Securities Corp. Registration Statement on Form SF-3
                       Filed July 30, 2021
                       File No. 333-258342

      Dear Mr. Singh:

             We have limited our review of your registration statement to those issues we have addressed in our comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

             Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

      General

          1. We note your registration statement contemplates asset pools with loans secured by residential cooperative properties. We note that these loans have been tied to floating rates, most often linked to LIBOR. We also note that shareholders of the residential cooperatives purchase shares or stock that entitle the shareholder to proprietary leases or occupancy agreements which confer exclusive rights to occupy specific units, the value of which depends on the appraisal of the property rather than expected rental income.
             Because the primary source of repayment on the loan will not be:
(i) the proceeds of the
             sale, refinancing, or permanent financing of the property; or (ii) rental income associated with the property, the loans secured by the residential cooperatives are not commercial mortgages. See definition of commercial real estate loan in Rule 14 of Regulation RR
             (17 CFR 246.14). Please remove the loans backed by residential cooperative properties
 Kunal K. Singh
J.P. Morgan Chase Commercial Mortgage Securities Corp.
August 30, 2021
Page 2

       from your registration statement and from all prior and future takedowns of your prior registration statements pursuant to the requirement that the registration statement contain a single prospectus with one asset class. See Section V.D.1. of Release No. 33-9638
       (Sept. 24, 2014).

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Michelle Stasny at (202) 551-3674 or me at (202) 551-3850 with any other questions.

                                                            Sincerely,

                                                            /s/ Katherine Hsu

                                                            Katherine Hsu
                                                            Office Chief
                                                            Office of
Structured Finance


cc:    William H. Dunn, Esq.
       J.P. Morgan Chase Commercial Mortgage Securities Corp

       David Burkholder, Esq.
       Cadwalader, Wickersham & Taft LLP